Exhibit 99.3

August 22, 2018

“Bezeq” - The Israel
Telecommunication Corporation Ltd.

Quarterly report for period ended
June 30, 2018

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Directors’ Report on the State of the Company’s Affairs for the period ended June 30, 2018

Interim Financial Statements as at June 30, 2018

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended June 30, 2018

Update to Chapter A (Description of Company

Operations) of the Periodic Report for 2017

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Update to Chapter A (Description of Company Operations) 1

to the Periodic Report for 2017 (“Periodic Report”)

of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”)

1.	General development of the Group’s business

Section 1.1 - Group activities and business development

Section 1.1.2 - Control of the Company - Eurocom Communications

On proceedings relating to the liquidation of Eurocom Communications - on April 22, 2018, an order of liquidation was issued for Eurocom Communications (which entered into force on May 3, 2018), where in the framework of the liquidation decision the Court stipulated that its ruling does not derogate from the control permit regarding the Company. The decision concerning the liquidation of Eurocom Communications has no implications for the Company’s debentures and loans. See also the update to Section 2.17.4.

As far as the Company is aware, Internet Gold-Golden Lines Ltd. (“Internet Gold”), which is controlled by Eurocom Communications and controls B Communications, the controlling shareholder of the Company, is reviewing the sale of its holdings in B Communications. In accordance with an announcement made by Internet Gold on June 26, 2018, in order to enable the existence of a proper procedure for examining for the sale of its holdings (all or part thereof) in B Communications and to maximize the consideration for the sale, the special administrators of Eurocom Communication acceded to Internet Gold’s request that subject to court approval (which was received) and that the procedure for the sale are underway, the special administrators will not conduct a procedure to sell the shares of Internet Gold for three months and will not take action to sell the controlling interest in Internet Gold during this period. The decision was submitted as notice to the court further to a previous proceeding on this matter. As far as the Company is aware, Internet Gold has begun the process of selling its holdings in B Communications. On this matter, see also immediate reports published by the Company on June 17, 2018, June 18, 2018, and June 26, 2018, which are included in this report by way of reference.

Section 1.1.3 - Shareholders’ requests and Section 1.1.4 - Organizational structure - Bezeq Group (Composition of the Company’s Board of Directors)

On April 26, 2018, the Annual General Meeting of the Company’s shareholders elected a new board of directors comprising 2 new external directors (in addition to three external directors already serving the Company), 2 independent directors and 6 directors who are not necessarily independent directors (including one director from among the employees), so that at the date of publication of this report 13 directors serve the Company2. Furthermore, on April 30, 2018, the Company’s Board of Directors resolved to elect Mr. Shlomo Rodav as Chairman of the Board. For the up-to-date composition of the Company’s Board of Directors, see the report on the Company’s officeholders dated August 1, 2018, included in this report by way of reference.

Section 1.1.5 - Mergers and acquisitions

On a debt of Eurocom DBS to the Company for advances paid by the Company on account of the Second Contingent Payment and a motion on this matter filed by the Company for the liquidation of Eurocom DBS - on April 22, 2018, the court issued an order of liquidation for Eurocom DBS and the Company’s attorneys were appointed the liquidator of Eurocom DBS.

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company’s periodic report for the year 2017 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

[2]	On April 18, 2018, in the Company’s response to a request from Entropy Corporate Governance Consulting Ltd. in the name of various shareholders, the Company’s Board of Directors made it clear that it intends to operate to reduce the number of directors, and this no later than the next annual general meeting of the Company’s shareholders. On this matter, see the Company’s Immediate Report dated April 18, 2018, included here by way of reference.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.1.6 - Investigations by the Securities Authority and Israel Police

On the absence of complete information for the Company regarding the investigations and their impact on the Company, see Note 1.2 to the Company’s consolidated financial statements for the period ended June 30, 2018.

Section 1.4 - Dividend distribution

For information about a dividend distribution in the amount of NIS 368 million in respect of profits in the second half of 2017 that was approved by the general meeting of the Company’s shareholders on April 26, 2018 and distributed on May 10, 2018, and a recommendation by the Company’s Board of Directors on August 22, 2018, concerning a dividend distribution in the amount of NIS 318 million in respect of profits in the first half of 2018, see Note 9 to the Company’s financial statements for the period ended June 30, 2018.

Outstanding, distributable profits at the date of the report - NIS 613 million (surpluses accumulated over the last two years, after subtracting previous distributions).

Section 1.5.4 - Highlights of the operating results and figures

A.	Bezeq Fixed Line (operations of the Company as a domestic carrier)

	Q2 2018		Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	1,064		1,063	1,047	1,061	1,058	1,078
Operating profit (NIS million)	387		473	470	492	496	513
Depreciation and amortization (NIS million)	211		204	185	186	177	180
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	598		677	655	678	673	693
Net profit (NIS million)	202		263	260	276	317	319
Cash flow from current activities (NIS million)(1)	507		516	587	573	465	600
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	393	*	205	226	170	219	210
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	22		7	22	46	16	10
Free cash flow (NIS million) (2)	107	*	285	383	449	262	400
Number of active subscriber lines at the end of the period (in thousands)(3)	1,865		1,889	1,916	1,942	1,961	1,986
Average monthly revenue per line (NIS) (ARPL)(4)	52		53	53	54	54	56
Number of outgoing use minutes (millions)	1,010		1,055	1,068	1,132	1,098	1,177
Number of incoming use minutes (millions)	1,153		1,191	1,205	1,266	1,220	1,281
Total number of internet lines at the end of the period (thousands) (7)	1,662		1,653	1,635	1,608	1,593	1,580
The number of which provided as wholesale internet lines at the end of the period (in thousands) (7)	600		574	532	484	444	414
Average monthly revenue per Internet subscriber (NIS) - retail	93		92	92	90	90	90
Average bundle speed per Internet subscriber - retail (Mbps)(5)	55.4		53.5	51.5	49.5	47.2	45.1
Telephony churn rate (6)	2.8%		3.0%	2.4%	2.3%	2.4%	2.7%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities was an increase of NIS 23 million, and NIS 26 million, respectively, in Q1 2018 and an increase of NIS 23 million and NIS 29 million, respectively, in Q2 2018.
(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from current activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net and as of 2018, with the application of IFRS 16, as described in par. (1) above, payments for leases are also deducted. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).
(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.
(*)	Including permit fee payments in the amount of NIS 112 million (75% of the requirement) and land appreciation tax of NIS 80 million for the sale of the Sakia property (on this matter, see also the update to Section 2.7.4).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

B.	Pelephone

	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenue from services (NIS million)	438	431	437	461	449	435
Revenue from sale of terminal equipment (NIS million)	164	188	214	174	183	193
Total revenue (NIS million)	602	619	651	635	632	628
Operating profit (NIS million)	2	2	15	22	30	5
Depreciation and amortization (NIS million)	159	158	90	100	99	94
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	161	160	105	122	129	99
Net profit (NIS million)	7	9	21	24	34	16
Cash flow from current activities (NIS million)(1)	181	239	86	209	193	117
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	90	69	76	78	82	73
Free cash flow (NIS million) (1)	41	95	10	131	111	44
Number of subscribers at the end of the period (thousands) (2) (5)	2,601	2,546	2,525	2,475	2,410	2,430
Average monthly revenue per subscriber (NIS) (ARPU) (3)	57	57	58	63	61	60
Churn rate (4)	7.3%	8.0%	6.9%	7.1%	6.3%	7.9%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities was an increase of NIS 62 million, and NIS 75 million, respectively, in Q1 2018 and an increase of NIS 63 million and NIS 50 million, respectively, in Q2 2018.
(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”). In Q2 2018, 55,000 subscribers were added to Pelephone’s subscriber listings, of which 40,000 are post-paid subscribers and 15,000 are prepaid subscribers. On changing the definition of prepaid subscribers from Q3 2018, see the update to Section 3.4.
(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.
(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period. The churn rate in Q2 2017 does not include the effect of the disconnection of 83,000 CDMA subscribers when the network was closed down.
(5)	On June 28, 2017, Pelephone discontinued operation of the CDMA network, as a result of which 83,000 subscribers ceased to receive service and were written off the subscriber listings.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

C.	Bezeq International

	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	336	352	379	367	407	384
Operating profit (NIS million)	30	34	41	39	45	49
Depreciation and amortization (NIS million)	45	43	35	34	33	33
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	75	77	76	73	78	82
Net profit (NIS million)	20	24	31	27	33	36
Cash flow from current activities (NIS million)(1)	54	67	82	74	69	52
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)(2)	44	31	35	29	46	29
Free cash flow (NIS million) (1)	1	27	47	45	23	23
Churn rate (3)	6.0%	6.0%	6.8%	6.3%	5.0%	5.3%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table. Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities in Q1 and Q2 2018 is an increase of NIS 9 million each, for each quarter.
(2)	The item also includes long term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Revenues (NIS million)	375	375	404	406	416	424
Operating profit (NIS million)	(17)	(1)	27	35	49	52
Depreciation and amortization (NIS million)	79	79	72	72	71	70
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	62	78	99	107	120	122
Net profit (loss) (NIS million)	(10)	1	11	(123)	(151)	19
Cash flow from current activities (NIS million)(1)	60	86	95	115	169	51
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	75	62	53	69	52	60
Free cash flow (NIS million) (1)	(23)	16	42	46	117	(9)
Number of subscribers (at the end of the period, in thousands) (2)	582	580	587	597	603	608
Average monthly revenue per subscriber (ARPU) (NIS)(3)	215	214	226	226	229	232
Churn rate (4)	4.7%	6.1%	5.9%	4.8%	3.8%	4.3%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Commencing January 1, 2018, the Company has early adopted IFRS 16 - Leases. The effect of applying this standard to EBITDA and to the cash flow from current activities in Q1 and Q2 2018 is an increase of NIS 8 million each, in each quarter.
(3)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer. The number of subscribers was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.
(4)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers.
(5)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.7 - General environment and the influence of outside factors on the Group’s activity

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restriction

Pursuant to a preliminary HQ work, which included an initial review of certain synergies between the Company’s subsidiaries and as part of a review of Bezeq Group’s strategy and the alternatives available to it in light of changes in the communications market, regulatory requirements, technology developments and customer preferences, on May 23, 2018, the Company’s Board of Directors resolved to review certain issues aimed at focusing on the Group’s future core operations, including synergies between the activities of the Company’s subsidiaries, the sale of the subsidiaries Bezeq Online Ltd. and Walla!, enhancing the independence of the Company’s wholesale activity and establishing an innovation unit which will work to position the Company at the center of the future communications world. All this without derogating from the Company’s continuing activity to eliminate the structural separation between it and each of the subsidiaries, as specified in Section 1.7.2.1 (B) in the Description of Company Operations chapter in the 2017 periodic report. This entails a review of various topics where certain alternatives are now being examined with the ministry of Communications, and the existence or non-existence of regulatory certainty could affect the preferred alternatives. As a continuation of this, the Company’s Board of Directors is moving ahead in the formulation of a new, comprehensive strategic plan for the Group, parts of which are contingent on various regulatory approvals, and the Group has already begun to implement parts of it.

In this context, on August 22, 2018, the Board of Directors approved a request to obtain approval in principle from the Minister of Communications, to advance a move to change the Group’s legal structure. This will enable the Company to continue to operate in its current format as a public company providing fixed-line, domestic carrier telecommunications services, and in parallel to establish a fully owned registered partnership to which the assets, licenses and activity of the subsidiaries, DBS, Pelephone and Bezeq International will be transferred and which will be fully separate, structurally, from the Company. The purpose of the change is to adapt the structure of the subsidiaries to prevailing technological, economic and competitive conditions in the telecoms market for the purpose of advancing the communications market in Israel and to allow Bezeq group to maintain a proper economic raison d’ȇtre for the benefit of its employees and the investors in its shares. Subject to the approval of the tax authority, this change will also enable losses to be offset from the entire Group’s profits. This request does not imply any change in the Company’s position with respect to cancellation of the structural separation.

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment - wholesale market

Section 1.7.3.3 - Wholesale service use of physical infrastructures - on April 16, 2018, the Ministry of Communications announced that after reviewing the comments of the Company and an ISP (Partner), the Ministry has formulated its decision and it instructed, inter alia, that the Company must allow the service providers, through parties with the relevant security authorization, to insert communications cables through the Company’s telecom manhole which is located at the opening of the conduit leading to private land, and to perform any necessary works in the manhole for this purpose, all this without derogating from the service providers’ responsibility to obtain the landowner’s permission. However, on August 9, 2018, the Ministry of Communications published a hearing concerning a “service portfolio allowing service providers to make mutual use of each other’s passive infrastructures”. The purpose of this service portfolio is to regulate implementation of the obligation to allow the use of passive infrastructures belonging to one domestic carrier by another domestic carrier (including infrastructure owners). This service portfolio will replace the service portfolio for the use of physical infrastructures which will be revised to include the dark fiber and optical wave services only (which are not subject to the obligation of mutual use). The draft service portfolio contains revised instructions, including with respect to the design stages, execution of the works, use of infrastructures on private land and deployment to buildings. In this context, the instruction stipulating that the connecting points will be in the passive infrastructure facilities belonging to the infrastructure owner, and that in order to connect the infrastructure of one domestic carrier to the infrastructure of another domestic carrier, it will set up a passive infrastructure facility (such as a telecom manhole) near the infrastructure owner’s passive infrastructure facility, is replaced by an instruction that the connecting points between the infrastructures will be inside the infrastructure owner’s passive infrastructure facility or in a facility belonging to another domestic carrier, as it chooses, and that the other domestic carrier will be able to install its communications components inside the infrastructure owner’s passive infrastructure facility for the purpose of connecting the two infrastructures. This irrespective of whether it refers to the last manhole before the building or to a passive infrastructure component belonging to the infrastructure owner on private land. The draft portfolio also states that the infrastructure owner will allow another domestic carrier to insert cables through its last manhole before the building and conduits to the building, as far as the communications cabinet in the building or to any other physical infrastructure facility. The draft also includes an instruction according to which when new underground infrastructure is set up, an infrastructure owner that is obligated to provide universal deployment will offer the other domestic carries to share its investments in advance, and it will not be obligated to provide right of use to another infrastructure owner who is obligated to provide universal deployment but refused to do so, for three years. Also on August 9, 2018, an annex to the service portfolios of the Company and Hot were introduced which stipulate that other domestic carriers, infrastructure owners and contracting companies whose employees meet certain security requirements will be able to carry out work on the passive infrastructure of other domestic carriers and infrastructure owners. The draft portfolio further stipulates that access to information for design purposes must be available both in designated information rooms and by remote access.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 1.7.3.4 - Use of the Company’s physical infrastructure by infrastructure owners - see 1.7.3.3 above. Additionally, on August 13, 2018, a hearing and draft regulations were published on determining the maximum payments for mutual use by infrastructure owners of access service to passive infrastructure so that based on the recommendations of the Economics Department from July 30, 2018, the Minister is considering determining that the tariff will be the same as for the payments currently defined in the Use Regulations for a domestic carrier which is a special general license holder. Notably, a letter attached to the hearing dated August 9, 2018, concerning the service portfolio described in the update to Section 1.7.3.3 states that the Ministry is considering not setting a maximum or minimum payment for service to be provided by other domestic carriers for which no payment was defined.

Section 1.7.3.5 - Wholesale telephony service - On June 5, 2018, the Ministry of Communications informed the Company that it will not extend the temporary arrangement relating to telephony service in resale format and that accordingly, as of August 1, 2018, the Company must provide wholesale telephony service in the format defined in the BSA + Telephony service portfolio (“the Service Portfolio”) and that the Company must provide this service both as a stand-alone service and as a supplementary service to the BSA service.

Upon receiving this notice, the Company stipulated that it does not expect to meet the deadline specified in the notice, further to its previous clarifications that the service format in the service portfolio cannot be implemented technologically and that it requires the replacement of a switch which is a prolonged, complex process, and that it intends to ask the Ministry to find a solution for this problem.

After discussions with the Ministry, the Company offered, commencing August 1, 2018, telephony call minutes service and associated wholesale services in the wholesale market on the basis of the service portfolio in a technology format which is similar to the resale arrangement and with wholesale market tariffs. In parallel, the Company began the process of replacing the switch.

The Company believes that the implementation of wholesale telephony will adversely affect its financial results. However, at this time the Company is unable to estimate the extent of the impact, which could be significant, given that it depends on different variables, including the volume of demand for the service, the price levels of substitute products currently available on the market (such as VoB), etc.

Further to the Ministry of Communication’s announcement dated October 19, 2017, that it intends to apply financial sanctions to the Company, on August 8, 2018 the Company received a “Supplementary Supervisory Report to the Final Supervisory Report Concerning Non-implementation of the Wholesale Telephony Service” as well as an “Updated Notice of its intention to apply financial sanctions concerning implementation of the broadband reform” (“the Updated Notice”) in which the Ministry of Communications announced its intention to apply financial sanctions to the Company of NIS 11,327,540 (a similar amount to that stated in the Notice described in Section 1.7.3.5 to the 2017 Periodic Report). The notice further states that the Ministry intends to take additional enforcement measures if the breach continues. The Company has the right to present its arguments against the intention to apply financial sanctions and against the amount, within 30 days of the date of delivery of the Updated Notice.

Section 1.7.4 - Additional regulatory aspects relevant to the entire Group or several Group companies

Section 1.7.4.4(A) - Hearing about call center waiting times - on May 21, 2018, the Company, Pelephone and Bezeq International received an amendment to their licenses which will enter into force by March 21, 2019. The amendment to the licenses prescribes, among other things, provisions concerning the obligation to route calls on certain matters to a professional human response, call waiting times as well as provisions concerning call center work hours, the recording and documenting of calls and reporting obligations. On July 25, 2018, an amendment to the Consumer Protection Law was published which will become applicable one year from its publication. According to the amendment, the Company, Bezeq International, Pelephone and DBS are required to route customers’ calls to a professional, human response within six minutes when dealing with calls about malfunctions, clarifying bills and terminating contracts. The amendment prescribes an instruction whereby if the license or other legislation prescribe instructions relating to the call response time, the regulator may instruct that a business is entitled to deviate from the defined call response time of six minutes. The Company is studying the implications of the amendments that could lead to an increase in the costs of operating the Group companies’ call centers, and it is preparing to implement them.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

2.	Bezeq (“the Company”) - Domestic Fixed-Line Communications

Section 2.6.5 – Other competing infrastructures

With respect to the obligation for universal deployment by IBC - on February 27, 2018, the Ministry of Communications published a hearing concerning: “Changes in the obligation for nationwide deployment applicable to IBC”, according to which the Ministry is considering amending IBC’s license and changing the deployment obligation applicable to it. The Company submitted its opposition and stated that the reasons given by the Ministry for the change are erroneous and in any event do not justify granting the far-reaching relief being considered by the Ministry, and that the decisions considered in the hearing have ramifications for the Company and the structure of the domestic carrier market, and it therefore requested an opportunity to present its arguments orally as well.

On August 8, 2018, the Minister of Communications decision on the hearing was received. This followed a decision made by the government on August 5, 2018, granting the Minister of Communications discretion to determine the scope of IBC’s deployment obligation in its license. Pursuant to this decision of the Minister of Communications, regulations will be drawn up for the activity of a special, general license holder (infrastructure) as a type of special, general license and wholesale operator that provides its services exclusively to license holders (or permit holders), similar to the domestic carrier infrastructure license (“the New License”). These regulations will allow IBC to apply for such a license, and subject to IBC’s compliance with the conditions, will facilitate limiting the deployment obligation applicable to IBC so that it gradually reaches at least 40% of households in Israel within 10 years and only after the “Cherry Picking” period (which will last three years), will the New License holder be required to provide accessibility for at least one household in the periphery for every household provided with access in the center of the country.

Furthermore, on August 8, 2018, Cellcom reported that it had signed a Memorandum of Understanding (MOU) to acquire 70% of IBC’s share capital. On this, see also an Immediate Report of Cellcom dated August 8, 2018.

At this time, the Company is unable to assess the impact of the updates on it and on its business, given that it is dependent on different variables and factors.

Section 2.6.6 - The Company’s preparation and ways of coping with the intensifying competition

In April 2018, the Company launched its new router - Be. This is an advanced router with an innovative design and cutting-edge capabilities including, among others, smart Wi Fi which provides quality, continuous browsing on home Internet, cyber protection and preparation for a smart home. The router and services are managed by a designated application.

Section 2.7.4 – Real estate

Section 2.7.4.4 (sale of real estate) - on the entering into an agreement by the Company for the sale of the Sakia property to Naimi Towers Ltd. - on May 21, 2018, the Company received a demand for permit fees from the Israel Land Authority with respect to a property improvement plan approved prior to signing the agreement, in which the Company was required to pay NIS 148 million plus VAT (“the Demand”). The Company filed an objection to the Demand on legal grounds and it also intends to submit an objection appraiser grounds. On August 5, 2018, the Company received from the Or Yehuda Local Planning Committee a demand for payment of a betterment levy of NIS 143.5 million for the sale of the Property (“Demand for Betterment Levy”). The Company is studying the Demand for the Betterment Levy, including the issue of its obligation to pay all or part of the levy, in terms of its contractual relationships with the Israel Land Authority. Notably, the amount of the permit fee to be determined at the end of the proceedings could also affect the amount of the betterment levy that the Company will be required to pay the planning committee. If in the final outcome the Company is required to pay the full amount of the Demand for the Betterment Levy and the full sum of the Demand, then the capital gain to be recorded in its financial statements is expected to be NIS 250 million. The Company estimates that the permit fees and the betterment levy it will be required to pay will be lower and possibly even substantially lower than the total amount of the demands.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

The information contained in this section relating to the Company’s estimates and the capital gain resulting from the sale of the property is forward-looking information as this term is defined in the Securities Law, and it is based, inter alia, on the foregoing and on the Company’s estimates of the costs of the transaction, various expenses of the Company in connection with the property and regarding the Company’s arguments pertaining to payment of the Demand, while at this stage the Company is not in possession of all the arguments of the Israel Land Authority on these matters. The information may not fully materialize insofar as the Company’s aforementioned estimates materialize differently than expected.

Section 2.9.3 - Early retirement plans

On May 23, 2018, the Company’s Board of Directors approved an early retirement plan in 2018 at a cost of NIS 80 million, following a previous decision of the Board of Directors in March 2018, which approved early retirement at a cost of NIS 10 million in respect of the first quarter of 2018 (hereinafter together “the Retirement Plan”). The Retirement Plan is for the early retirement of 75 employees in accordance with the terms of the collective agreement between the Company and the Labor Union and the Histadrut from December 2006, as last amended in August 2015. On this matter, see also Note 15.1 to the Company’s consolidated financial statements for the period ended June 30, 2018.

Section 2.9.5 - Officers and senior management in the Company

On changes in the composition of the Company’s Board of Directors, see the update to sections 1.1.3 and 1.1.4.

On May 21, 2018, the general meeting of the Company’s shareholders approved an amendment to the Company’s compensation policy whereby the annual premium for insuring Directors and Officers (D&O) of the Company will not exceed USD 1 million, with a deductible of up to USD 1 million. Additionally, on August 12, 2018, a special general meeting of the Company’s shareholders was convened for September 17, 2018. The agenda for this meeting will include a further amendment to the Company’s compensation policy whereby the possibility of compensating the chairman of the Company’s Board of Directors through a management company will be added, and the possibility of providing compensation for directors who are not external directors and are not independent directors will be added up to the maximum amount of compensation payable to an expert external director, as defined in the Fourth Schedule to the Companies Regulations (Rules for the Compensation and Expenses of External Directors), 2000.

On the term of office of the Company’s CEO - the date on which the CEO, Mrs. Stella Handler, will cease to serve as CEO will be August 31, 2018, and on September 1, 2018, Mr. David Mizrachi, will take up office as CEO.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

Section 2.13.6 - Credit rating

On April 26, 2018, S&P Global Rating Maalot Ltd. affirmed the Company’s ilAA rating and downgraded the rating outlook to negative. Furthermore, on April 30, 2018, Midroog affirmed the current Aa2.il rating for the Company’s debentures (Series 6, 7, 9 and 10) with a stable outlook. On these and on the aforementioned rating reports, see Immediate Reports of the Company dated April 26, 2018 (Maalot) and April 30, 2018 (Midroog), included here by way of reference.

Section 2.16.1 - Control of Company tariffs

On May 23, 2018, the Ministry of Communications announced an update of the Company’s tariffs stipulated in the regulations, effective from June 1, 2018, based on the update formula set out in the Communications (Telecommunications and Broadcasts) (Calculation and Linkage of Payments for Telecommunications Services), 2007, so that the tariffs for the services provided by the Company which are stipulated in the regulations will be reduced by 11.88%, except for the fixed monthly payment for the telephone line, which will remain unchanged. According to the Ministry’s announcement and in the Company’s estimate, the implications of this tariff change are an annual decline of NIS 16 million in the Company’s revenues.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 2.16.7 – Antitrust Laws

Section 2.16.7.8 - On notice from the Antitrust Authority that it is considering determining that the Company abused its position and imposing sanctions on the Company and its CEO - on August 5, 2018, an oral hearing took place at the Antitrust Authority prior to which the Company and its CEO submitted their position in writing. The position submitted to the hearing included arguments and evidence that there had been no fault in the Company’s actions and it had not breached the Antitrust Law, and there is therefore no reason to apply any enforcement powers by virtue of the law (including sanctions) and that the determination being considered should not be published. In this context, the Company and CEO pointed out, among other things, factual errors that were included in the Antitrust Authority’s notice with respect to the methods of inserting cables in the conduits.

Section 2.16.10 – Consumer legislation

On the Consumer Protection Authority’s requirement to provide documents on the description of the Company’s cyber service in various advertisements - on May 10, 2018 the Company received notice of an intention to impose financial sanctions of NIS 243,000. The Company has the right to submit its arguments requesting cancellation of the intention to impose these sanctions. On August 6, 2018, the Company submitted its arguments in a request to cancel the Antitrust Authority’s intention of imposing the financial sanctions in which it argued that the content of the publications is correct and that the Consumer Protection Authority’s conclusions were erroneous.

Section 2.17.4 - Management agreement

On July 26, 2018, the Company’s Board of Directors decided that the provision of all components of the services under the management agreement was discontinued de facto on April 25, 2018, the date that the Board of Directors in its new composition was appointed by the annual general meeting of the Company’s shareholders; the amount due to Eurocom Communications from the Company by virtue of the management agreement for the period between January 1, 2018 and April 25, 2018, based on actual performance, was NIS 800,000; the amount based on the above calculation will not be paid to Eurocom Communications in practice, but will be offset against the debt of Eurocom Communications to the Company, similar to the other payments under the management agreement that were offset in the past. Accordingly, the Company informed the special administrators of Eurocom Communications of this decision. In response, they rejected the information in the Company’s statement and in particular dismissed the existence of any debt towards the Company, the amount of the Company’s debt towards Eurocom Communications and that the Company has any grounds for offsetting amounts. The Company rejected these arguments.

Section 2.18 – Legal proceedings

In April 2018, a motion was filed against the Company in the Tel Aviv District Court to certify a claim as a class action. The motion alleges that the Company is in breach of the prohibition prescribed in the Communications Law on sending advertisements (“spam”), in part by means of text messages to customers who contact it, which include a link to Bezeq’s website. The petitioners estimate the amount of the class action at NIS 85 million, consisting of monetary loss (estimate of the loss for time wasted in dealing with the spam messages) and non-monetary loss due to mental anguish, causing a nuisance and so forth. Notably, a similar motion for the same matter (but for a later period) and in the amount of NIS 52 million was filed in March 2015 in the same court (“the Previous Motion”) and on January 9, 2018 it was certified as a class action. The Company filed a motion for leave to appeal the decision and it is scheduled for a court hearing, with a stay of implementation. The present motion for certification was filed in respect of text messages sent by the Company after the Previous Motion was filed. Concurrently with the filing of the present motion, the petitioners also filed a motion to consolidate the hearing on the current motion with that of the Previous Motion.

In June 2018, a motion to disclose and inspect documents under Section 198(a) of the Companies Law was filed in the Tel Aviv District Court (Economics Department). In this motion, the court was asked to instruct the Company, DBS, the indirect controlling shareholder in the Company, Mr. Shaul Elovitch, and his son Mr. Or Elovitch (hereinafter together: “Messrs. Elovitch”), to submit to the petitioner, as a shareholder in the Company, various documents for the purpose of examining the possibility of filing a motion to certify a derivative claim on behalf of Bezeq. According to the petitioner, the controlling shareholder of Bezeq, B Com, and Messrs. Elovitch breached their duties of loyalty and fairness towards the Company in that the sale of 115 million Bezeq shares on February 2, 2016 by B Com while B Com and Messrs. Elovitch used inside information about the Company, and at a value significantly higher than the real value of the shares. The petitioner argues that this sale produced unlawful profits for B Com in the amount of NIS 313 million. The alleged inside information is that the financial statements of DBS and the Company supposedly did not reflect the Company’s de facto financial position, but rather a “free cash flow” that was allegedly inflated in order to increase the consideration in the transaction in which the Company acquired the shares of Eurocom Communications Ltd. (a company indirectly controlled by Mr. Shaul Elovitch) in DBS (“Yes Transaction”). Notably, there is another motion pending against the Company to certify a derivative claim in connection with the Yes Transaction (see Section 2.18(b) in the chapter Description of Company Operations in the 2017 Financial Statements and an update to the motion in this section), which is stayed due to the ISA’s investigation. The petitioner contends in this current motion that despite the fact that its motion is based in part on the same factual background, it is different from the existing proceedings in this matter. In view of the ISA investigation, at this stage the response to this motion must be submitted by October 28, 2018.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Subsection B - On a motion to certify a derivative claim in connection with the transaction to purchase all the holdings and owners’ loans of Eurocom DBS in DBS - a process that was stayed until July 15, 2018 due to the investigation. The Israel Securities Authority filed a motion in the court to continue to stay the proceedings in view of the investigation and to submit a revised notice by November 11, 2018. The court instructed the parties to respond to the motion. No decision has yet been made on this matter.

Subsection I - On two motions to certify class actions in relation to the Company’s B144 service - on July 19, 2018, the Supreme Court resolved to dismiss the appeal that was filed against the decision to dismiss, in limine, the first motion (motion in the amount of NIS 1.11 billion), in view of the fact that no guarantee was deposited.

Subsection J - On two motions to certify a class action in connection with the agreement to purchase DBS - further to the Attorney General’s request to extend the stay of proceedings in view of the Investigation, on May 2, 2018 the court approved a further stay of proceedings of four months. On August 21, 2018, the Attorney General requested that the court should receive another update by December 31, 2018, with respect to the possibility of advancing the process. The court has not yet issued its ruling on this matter.

Subsection K - par. (b) - motions to disclose documents in connection with the DBS - Spacecom transaction - on April 15, 2018, the court resolved to consolidate the four motions that had been filed on this matter. Subsequently, on June 24, 2018, the plaintiffs filed a consolidated and amended motion. Notably, on August 16, 2018, the motion for permission to appeal the decision on consolidation that was filed by one of the applicants in which he asked to cancel the consolidation decision and instruct that the other motions should be struck out, was dismissed. Additionally, further to a request by the Securities Authority, the proceeding was stayed until August 12, 2018. On August 21, 2018, the Securities Authority requested that the court should receive a further update by December 31, 2018, with respect to the possibility of advancing the process. The court has not yet issued its ruling on this matter.

Subsection K - par. (c) - an additional motion to disclose documents in connection with the agreement for the purchase of DBS and in connection with the DBS - Spacecom transaction - pursuant to the court’s decisions from April 15, 2018 and April 24, 2018, the motion was struck out in view of the similarity with other existing motions on the same matter (motion to certify a derivative claim from March 2015, described in Section 2.18 B in the Chapter on the Description of Company Operations in the 2017 Financials, and four motions that were consolidated as detailed above with respect to par. (b)).

Subsection K - par. (d) - on a motion to disclose documents with respect to advance payments on account of the Second Contingent Consideration in the YES transaction - on April 17, 2018, the motion was struck out with the petitioner’s agreement in view of the similarity with another motion on the same matter (motion to certify a derivative claim from March 2015, detailed in Section 2.18 B in the chapter on Description of Company Operations in the 2017 Financials).

Subsection L - on a motion to certify a class action that was filed in the USA in the name of shareholders in B Communications, among others against officeholders (past and present) in the Company and DBS - in July 2018, the respondents filed motions to dismiss the motion and claim in limine.

Subsection M - on a motion to certify a derivative claim against directors and the controlling shareholders in the Company in connection with a tax assessment agreement - at the request of the ISA, the proceeding was stayed until August 20, 2018 due to the ISA investigation. On August 21, 2018, the Securities Authority requested that the court receive another update by December 31, 2018, with respect to the possibility of advancing the process. The court has not yet issued its ruling on this matter.

A new legal proceeding against an investee company which is not a key operating segment (Walla) - in May 2018 an action was filed in the court against Walla, together with a motion for its certification as a class action. The motion alleges that on its website, Walla publishes “advertising-related articles” without due disclosure of the fact that they contain marketing content, and that the publication of marketing content without proper disclosure, as alleged, is, among other things, a breach of the provisions of the Consumer Protection Law, violation of the Rules of Journalism Ethics, a tort and unjust enrichment. The petitioner estimates that the value of the loss caused to the class members is NIS 60 million.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

3.	Pelephone - Mobile radio-telephone (cellular telephony)

Section 3.1 - General information about the area of operations

Section 3.1.8.1 - in April 2018, Marathon 018 (Xfone) began to operate (thus increasing the number of cellular telephony operators to six), further increasing competition in this sector.

Section 3.4 - Trade receivables

As noted in the Periodic Report, Pelephone has prepaid subscribers where the volume of revenues from these subscribers is not material to the Company’s total revenue. Pelephone resolved to update the definition of an active subscriber so that its subscriber listing will no longer include IOT subscribers, and to add a separate reference for prepaid subscribers so that a prepaid subscriber will be included in the list of active subscribers from the date on which the subscriber loaded his device, and it will be removed from the list of active subscribers if no outgoing calls were made for six months or more. The change will enter into force in Q3 2018. As a result, 426,000 prepaid subscribers are expected to be written off Pelephone’s list of active subscribers at the beginning of the third quarter. On the date of the change, this writing off of prepaid subscribers is expected to result in an increase of NIS 11 in ARPU.

Section 3.8.2 - Frequency usage rights, and Section 3.19.3 G - Pelephone’s risk factors - Frequency spectrums

On July 3, 2018, Pelephone received notice from the Ministry of Communications that the 850 MHz frequency allocation used by Pelephone will expire on September 9, 2022. Instead Pelephone will receive the same bandwidth on frequencies in the 900 MHz spectrum, no later than March 22, 2021. The Ministry explained its decision by the need to designate use of the first giga spectrum to the region in which the State of Israel is located. The notice further stipulates that the format and timetable for making the replacement will be formulated by a joint professional team with representatives from the Ministry of Communications, the Ministry of Finance Budget Division and where necessary, also representatives of the relevant companies, including Pelephone. Pelephone will wait for the format and timetable to be formulated and it will work to exercise its rights in accordance with the law, respectively.

Furthermore, on July 12, 2018, the Ministry of Communications granted a temporary allocation of two bandwidths, each of 5 MHz on the 700 Mhz spectrum, to Partner and Hot Mobile. According to the Ministry’s notice dated May 17, 2018, the purpose of these temporary allocations is to facilitate technological deployment for the supply of advanced services and to streamline the integration of the relevant technologies using this frequency. This temporary allocation will be cancelled in accordance with the results of the tender to allocate additional frequency spectrums to the cellular companies, which is due for publication at the end of this year. Pelephone decided, for reasons of its own, not to request a temporary allocation on this frequency spectrum at this time.

Section 3.9.5 - Announcement of a labor dispute

On June 6, 2018, Pelephone received notice from the New General Federation of Labor - Cellular, Internet and High-Tech Workers Union (“Histradrut”), of a labor dispute in accordance with the Settlement of Labor Disputes Law, 1957 and a strike/stoppage commencing on June 21, 2018 onwards. According to the notice, the matters in the dispute are the intention to make organizational and structural changes in Pelephone, including a merger and consolidation of activities etc. with the Company and/or its subsidiaries, a demand by the employees’ representatives to provide details and data on the planned organizational and structural changes and to hold the necessary consultations, and a demand to conduct negotiations for the signing of a collective labor agreement for the regulation of the rights of Pelephone’s employees, including the subject of a safety net, following the aforementioned organizational and structural changes. At this stage, the Company and/or Pelephone are unable to assess the implications deriving from this Notice.

Notably, on June 27, 2018, Pelephone received notice from the Histadrut that the additional notice concerning a labor dispute dated January 31, 2018 regarding organizational and structural changes and regarding an expansion of services and outsourcing, is cancelled in view of agreements that were reached, and that the announcement of other labor disputes in Pelephone remain in force.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 3.16 – Legal proceedings

In April 2018, an action was filed against Pelephone in the Tel Aviv District Court together with a motion for its certification as a class action. The main subject of the action is the allegation that Pelephone markets and sells repair services while requiring customers to commit to unreasonable periods of time and without the possibility in the agreement of canceling the transaction during the commitment period and/or of transferring the service to another cellular device. The petitioners do not explicitly state the amount of the action against the respondent, but estimate that the value of the loss caused to each class member by the inability to cancel the repair service before the end of the commitment period is hundreds of shekels each year for each class member.

Section 3.16.1 H - on a claim and motion for its certification as a class action which was filed against Pelephone in the Nazareth District Court, alleging that Pelephone fails to block access to foreign internet browsing services for its subscribers who did not purchase a package for web-browsing abroad or who asked for voluntary access to the surfing services, and that it charges these subscribers retroactively when they purchase a web-browsing package and after accumulating a debt for the surfing services. The plaintiff argues that Pelephone therefore practices unjust enrichment. On June 6, 2018, the court approved the plaintiff’s abandonment of the motion for certification as a class action, struck out the motion, dismissed the plaintiffs’ personal claim and instructed that the proceeding be closed without an order for legal costs.

4.	Bezeq International – International communications, Internet and NEP services

Section 4.8 – Human resources

On a collective labor agreement dated January 12, 2016 between Bezeq International and the New Histadrut Labor Federation and the workers committee of Bezeq International - on May 15, 2018, the validity of the agreement was extended for an additional year, until December 31, 2019.

Further to reports in relation to announcements in January 2018 regarding labor disputes in the Company and Pelephone with respect to the possible transfer of control in the Company (Sections 2.9 and 3.9 in the Periodic Report for 2017), it is noted that on that date, Bezeq International received similar notice.

On May 31, 2018, Bezeq International received notice from the New General Federation of Labor (“Histradrut”) - Cellular, Internet and Hitech Workers’ Union, of a labor dispute in accordance with the Settlement of Labor Disputes Law, 1957 and a strike commencing on June 15, 2018. According to the notice, the matters in the dispute are the intention to make organizational and structural changes in Bezeq International, including a merger and consolidation of activities, etc. with the Company and/or the Company’s subsidiaries, a demand by the employees’ representatives to provide details and data on the planned organizational and structural changes and to hold the necessary consultations, and a demand to conduct negotiations for the signing of a collective labor agreement for regulation of the rights of Bezeq International’s employees, including the subject of a safety net, following the aforementioned organizational and structural changes.

Section 4.13 – Legal proceedings

Subsection B - on a claim and motion for its recognition as a class action with respect to content filtering services - in April 2018, the court approved part of the action as a class action (the part relating to additional compensation of NIS 1,000 for each of the students using the website filtering software was struck out). Additionally, Bezeq International’s service provider was removed from the proceeding.

5.	DBS - Multi-channel television Satellite Services (1998) Ltd. (“DBS”)

Section 5.1.2 - Legislation, restrictions and special constraints in the segment of operations

Bill for the regulation of content providers - in July 2018, a Memorandum of the Communications (Telecommunications and Services) (Regulation of Content Providers) Law, (Amendment no. __), 2018, (“the Memorandum”), was published. According to the Memorandum, the purpose of and need for the Bill are changes in the format of regulations in the multi-channel television market and adapting it to technological developments so that they will apply to the providers of audio-visual content that transmit content to the Israeli public, from a certain volume of revenues, unrelated to the type of technology used for transmitting the content, while encouraging competition and reducing the regulatory burden. At this initial stage, DBS is unable to estimate the overall ramifications stemming from the Memorandum. It is stipulated that the legislative process is still in its early stages and there is no certainty that the Memorandum will develop into binding legislation in its proposed version or at all.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 5.8.2 - Terminal satellite equipment

In April 2018, Altech, the manufacturer of Zapper HD decoders and 4K PVR decoders which DBS purchases from Draco and OSI, announced its intention of discontinuing its decoder manufacturing activity in November 2018, and in May 2018 it announced that it will not supply some of the existing orders of decoders to Draco and OSI.

In July 2018, an agreement was signed between DBS, Altech, Draco and OSI (to which a corporation that indirectly controls Altech added a “backup” undertaking for the obligations of Altech) which includes, among other things, regulation of the transfer of intellectual property rights in connection with the Zapper HD decoders and 4K PVR decoders to DBS and substitute manufacturer/s as well as an additional undertaking by Altech in connection with the aforementioned decoder orders and the commencement of the manufacture of these decoders by the substitute manufacturer/s. The agreement also cancels the previous supply agreements for decoders of these models and includes a general and reciprocal waiver by the parties of arguments and claims in connection with the two aforementioned decoder models and their supply agreements.

Additionally, in July 2018, DBS signed two supply agreements between DBS, an alternative set-top box (STB) manufacturer (Skardin Industrial Corp. - “Skardin”), and OSI. Under these agreements, Skardin will manufacture and OSI will import, sell and supply to DBS, Zapper HD decoders and 4K PVR decoders as a substitute for Altech’s production.

The deployment in this section concerning the expected discontinuation of Altech’s manufacturing activity with respect to DBS’s requirements until decoders can be obtained from a substitute manufacturer and with respect to the losses that DBS might sustain, if and to the extent that there is no continuous supply of the decoders, is forward-looking information according to its definition in the Securities Law, which is based, inter alia, on the information provided to DBS by Altech, Skardin, Draco and OSI, and on DBS’s assessments with respect to its requirements and the feasibility of Skardin actually manufacturing the decoders, as well as with respect to the estimated timing of the sale and supply of these alternative decoders to DBS by Draco and OSI. Consequently, these estimates may not materialize, or may materialize differently than expected, in part depending on conditions relating to Altech (including its ability to meet its undertakings in connection with the assistance for the substitute manufacturer and transfer of the intellectual property), Skardin, Draco and OSI, and the conditions that could affect the materialization and timing of the chain of supply and manufacture of the decoders, as well as the needs of the market in which DBS operates.

Section 5.8.5 - Operating and encryption systems

In May 2018, Cisco informed DBS of the sale of its activity for serving multi-channel providers to a third party, where according to publications by Cisco, this transaction has been signed but not yet completed. DBS is reviewing the significance of this announcement, taking note of its agreements with Cisco and its relevant activity.

Section 5.10.2

On August 7, 2018, DBS signed a long-term agreement with the Sports Channel Ltd. (“Sports Channel”) in which the Sports Channel will provide DBS with channels produced by it as well as other channels that it will produce in the future, including for broadcasting on OTT platforms.

The consideration to which the Sports Channel will be entitled is based mainly on a fixed monthly payment in accordance with the number of subscribers to DBS broadcasts.

Notably, DBS also has a long-term agreement with Charlton Ltd. (“Charlton”) in which Charlton will provide DBS with the sports channels that it produces, including for broadcasting on OTT platforms. The consideration to which Charlton is entitled is fixed payment based on the number of subscribers to the channels, but will not be less than a defined amount.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Section 5.11 – Human resources

On August 1, 2018, the CEO of Pelephone, Mr. Ran Guron, took up office as the CEO of DBS (in addition to his position as the CEO of Pelephone), replacing Mr. Ron Eilon.

Section 5.11.3 - Benefits and the nature of employment agreements

In June 2018, the National Labor Federation declared a labor dispute. According to the Federation’s announcement, the issues in dispute are the intention to make organizational and structural changes in DBS, including a merger and consolidation of operations with the Company or with its subsidiaries, a lack of good faith reflected by not providing information and actually implementing structural changes without conducting the required consultation and negotiations as required by law within the framework of the collective labor dialog.

Section 5.15.10 - Regulation of the transmission of video content via the Internet

On a memorandum relating to the application of regulations to the providers of audio-visual content in Israel, see the update to Section 5.1.2.

Section 5.16.2 - Space segment leasing agreement

Footnote 71 - in June 2018, Spacecom announced that the date for payment of the consideration under the agreement it engaged in for the manufacture of the Amos 8 satellite had been extended until September 25, 2018.

Section 5.16.4 - Space segment leasing agreement

In April 2018, a space segment leased by DBS was replaced following an amendment to the 2017 agreement.

In April 2018, Spacecom announced that it had received a letter from a government entity whereby “government entities intend to take action to launch and operate a communications satellite through Israel Aerospace Industries to a point in the sky at 40W (Israel’s national air space), consistent with their requirements”. Spacecom further noted that it is unable to estimate the feasibility and chances of launching this satellite. In July 2018, Spacecom announced that it is continuing to examine several options for building Amos 8, including possible cooperation with the Israeli government. Any delay in positioning the Amos 8 satellite will have repercussions for DBS with respect to the number of space segments available to it and in view of the fact that beyond the period in which it was agreed that the space segments would be leased from just one satellite, there will be an additional period.

Section 5.17 – Pending legal proceedings

Subsection A - motion to certify a class action relating to electricity consumption by the broadcasting equipment on apartment buildings that belongs to DBS - on July 31, 2018, the court approved conducting the action as a class action and it determined that there are ostensible grounds for representatives of the apartments in the buildings in which the representatives signed any forms in which there is no explicit agreement, to pay the cost of a monthly charge for communal electricity consumption by the broadcasting equipment.

Subsection C - allegation regarding discrimination of DBS customers - in its decision dated March 27, 2018, on motions to approve procedural arrangements, the court ruled that proceedings against all the communications companies, including the television companies and the motions against DBS, will be heard jointly and it established court proceedings for clarifying the motions for certification. Furthermore, and after the parties to the proceeding submitted their summaries to the court, on July 11, 2018, a hearing took place on all the motions for certification against all the communications companies, in which the court recommended that the plaintiffs should consider withdrawing from the motions for certification with compensation, and it ruled that to the extent that no recommendation is received by September 2018, the court will rule on the motions for certification.

Subsection D - claim concerning the automatic renewal of fixed-period transactions while charging customers unilaterally and without their consent - in May 2018, in accordance with a court ruling, the compromise settlement reached by the parties and the motion for its certification were published in the press and on the Internet. According to the main points of the settlement, DBS will open a designated channel for those entitled to the benefit for three months.

Subsection F - class action on the discontinuation of broadcasts of the Children’s Channel - on April 11, 2018, the Council informed the applicant in response to her request that it rejects her arguments whereby there is a period in which no worthy alternative was provided for the discontinued Children’s Channel. On May 28, 2018, the applicant’s attorney filed an “agreed motion to strike out the motion for certification” and on that same day, the court issued its ruling in which it determined that the applicant must file a motion for abandonment in accordance with Section 16 of the Class Actions Law. Subsequently, on July 13, 2018, a court ruling was issued in which, if the applicant does not file a motion for abandonment by July 31, 2018, the court will consider setting a date for a hearing and charging the applicant costs. On August 19, 2018, the court issued its ruling in which the applicant failed to act in accordance with the court’s decision of May 28, 2018, and a hearing was scheduled for December 31, 2018.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2017

Subsection H - On a motion to certify a class action in connection with a transaction between the Company and Eurocom DBS Ltd. - see the update to Section 2.18 J.

Subsection I - on various motions to disclose documents prior to filing a motion for certification of a derivative claim under Section 198(a) of the Companies Law, which was filed subsequent to the ISA investigation, see the update to Section 2.18 K.

Subsection J - on a motion to certify a class action which was filed in the USA - see the update to Section 2.18 L.

August 22,2018
Date	“Bezeq” The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board of Directors

Stella Handler, CEO

Impairment Test of Goodwill attributable to the Mobile Segment as of June 30 , 2018 August 2018 Bezeq the Israeli Telecommunication Corporation Ltd. 14 Kreminitzky St., Tel Aviv 6789912 I Tel.: 03 - 5617801 I Fax: 03 - 5617765 The information contained in this impairment test constitutes a translation of the impairment test published by the Company . The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect . This translation was prepared for convenience purposes only .

Disclaimer Prometheus Financial Advisory Ltd (“ Prometheus ” or the “ Firm ”) was requested by Bezeq the Israeli Telecommunication Corp . Ltd . (“ Bezeq ” or the “ Client ” or the “ Company ") on July 27 , 2018 , through its VP Finance and CFO, Mr . Yali Rothenberg, to conduct an impairment test of goodwill attributable to the Mobile Segment - Pelephone Communications Ltd . (the “ Mobile Segment ” or “ Pelephone ”), for the Company’s financial statements as of June 30 , 2018 (the “ Report ”) . The Report was prepared because signs of impairment were identified . For the purpose of preparing this Report, we relied upon financial and other information including prospective financial information obtained from the Company and/or anyone on their behalf (the “ Information ”) . We assumed that the Information is credible and therefore did not perform an independent audit of the information . In addition, nothing suggesting that the Information may be unreasonable has come to our attention . The Information has not been examined in an independent manner, and therefore this Report does not constitute a verification of the Information’s correctness, completeness and accuracy . In case the Information is not complete nor accurate or credible, the results of this valuation might change . We reserve the right to update this Report in light of new information which might have not been known to us . We shall not be liable for the manner of the Client’s or Pelephone's presentation of any financial data quoted in the Report in terms of its accuracy, completeness, accounting compliance and implications of its accounting presentation, as far as any such implications exist . This Report includes prospective information, as defined in the Securities Law, 5728 - 1968 , obtained, among others from the Company . The realization of this information is not certain . The information is based in part on data that was known to the Company prior to the preparation of this Report, as well as on various assumptions, forecasts, and many external factors ; including the state of relevant markets, potential competitors and the general state of the economy . There is no certainty that such assumptions or forecasts will be realized, in whole or in part . Economic evaluations aim to reflect in a reasonable and fair manner a given state of being at a given time, based on known information, while considering relevant basic assumptions and forecasts . To remove doubt, this Report is valid only for its preparation date . This Report does not constitute a due diligence review and is not meant to replace such a review . In addition, this Report is not intended to determine value for a specific investor, and there is nothing in this Report to constitute legal advice or opinion . This Report does not include any accounting audit regarding compliance with accounting rules . We are not liable for the manner in which the Client’s and/or Pelephone's financial statements are prepared and audited in connection with the accuracy and completeness of the data presented in these statements and the implications of their accounting presentation, as far as such exist . This Report includes a description of the methodology and main assumptions and analyses used by us . The description does not purport to provide a full and detailed breakdown of all the procedures that we applied in formulating the Report . We hereby confirm that we are an independent expert, with no personal interest in the Company and/or Pelephone , and/or their controlling stakeholders, and/or the outcome of this Report . Our fee for preparing this Report is not contingent on the outcome of our work . We hereby confirm that we have no personal stake in the Company and/or Pelephone and their controlling stakeholders . Calculations and figures presented herein have generally been rounded . As the underlying calculations were performed on exact figures, adding or multiplying table values may result in minor differences compared to the presented figures .

Disclaimer The Client shall not be entitled to receive from us, whether under a contract or in damages, by law or otherwise, any amount for loss of profits, data or goodwill or for any incidental or indirect consequential damage, or as punitive or special compensation, in respect to claims arising or related in another manner to the preparation of this Report, whether the likelihood of such loss or damage was foreseen or not, subject to us not acting with malice or gross negligence . Moreover and without derogating from the generality of the foregoing, insofar as we will be obligated to pay any amount or will be required to pay for a peremptory ruling, and any direct and reasonable expense arising in relation to performance of this Report, we will be indemnified by the Client immediately upon our first written request, and in any event, no later than 14 days from the date of receipt of a demand letter by registered mail for any amount exceeding three times our fees under this contract, unless we acted with malice or gross negligence . The Firm has given its consent to include the Report in Bezeq’s financial statements as of June 30 , 2018 .

Sources of Information & Previous Valuations

Previous valuations

The Firm conducted an impairment test of the goodwill of Pelephone and segments within Bezeq as of December 31, 2017. Following is a comparison of the of Pelephone and its key parameters (this Report) as of June 30,2018 and the valuation as of December 31, 2017:

Report	Enterprise Value (NIS millions)	No. of subscribers in 2022 (TY)	ARPU in 2022 (TY)	Discount rate (post-tax)	Permanent growth
Impairment test of December 31, 2017	5,403	2,918	70	9.97%	2.5%
Impairment test as of June 30, 2018	3,907	3,062	61	9.97%	2.5%

Main information sources used in the preparation of the Report

- Bezeq's audited financial statements (which include Pelephone's data) for 2013-2017
- Pelephone's audited financial statements for 2014-2017
- Pelephone's financial statements (draft) as of June 30, 2018
- A multiannual projection prepared by Pelephone's management
- Report regarding the global wireless communications market: BAML Q1 2018 Global Wireless Matrix
- Additional data provided to us by the Company at our request
- Background information and market data, obtained from publically available sources
- Data from the Central Bureau of Statistics and the Bank of Israel
- Bloomberg
- Discussions and meetings with Bezeq and Pelephone executives

Prometheus
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Prometheus Financial Advisory specializes in providing clients with financial and economic advisory services as well as expert opinions . The firm is led by its CEO, CPA Yuval Zilberstein, and Eng . Eyal Szewach . The Firm is committed to personal service, while providing clients with in - depth value added advisory services . The Firm’s executives were involved in most major transactions in Israel in recent years and have decades of experience in providing expert opinions for boards of directors, tax and securities authorities, and courts . Prometheus has extensive experience in conducting valuations of similar scopes and areas of operation as the enterprise evaluated in this Report, including : ▪ Valuation of the cellular segment of HOT (HOT Mobile) as part of impairment test of goodwill as of September 30 , 2016 and September 30 , 2017 . ▪ Valuation of Cellcom Communications as of June 30 , 2017 as part of consultation on tier elimination for an independent committee of IDB’s directors . ▪ Valuation of the fixed - line segment, the mobile segment (Pelephone) and the multichannel television segment (YES) as part of an impairment test of goodwill, for Bezeq , as of December 31 , 2017 . The work was prepared by a team headed by Mr . Eyal Szewach, founding partner and holder of a B . Sc in Electronic Engineering from The Technion and an MBA from Tel - Aviv University . Mr . Szewach is an expert with over 10 years experience in conducting valuations, financial statement analysis, preparation of expert opinions and various types of economic consulting . Sincerely, ____________________ Prometheus Financial Advisory Ltd. August 21, 2018 Profile of the Appraising Firm and the Appraisers

Contents Chapter Page Impairment test of Pelephone’s goodwill as of June Executive Summary 7 Chapter A – Description of Pelephone's Operations 13 Chapter B – The Israeli Telecommunications Market 16 Chapter C – Analysis of Financial Statements 26 Chapter D – Valuation 30 Appendices Appendix A - WACC 42 Appendix B - Carrying Amount 43 Appendix C - Projected Pre - Tax Cash Flows 44

Executive Summary

Executive Summary Brief Description of Bezeq and Pelephone Bezeq Group Bezeq the Israeli Telecommunication Corp . Ltd . is a public company traded on the TASE . Bezeq is a key provider of telecom services : domestic fixed - line communication, mobile radio - telephone (cellular telephony), international communication (ILD), multichannel satellite television, internet access and infrastructure services, maintenance and development of communication infrastructures, provision of communication services to other providers, and other services related to its area of operation . Pelephone Pelephone Communications Ltd . was incorporated in Israel in 1985 . It engages in the provision of cellular communication services, and sale and repair of equipment . Pelephone operates under a license from the Ministry of Communications - a general cellular telephony license . The license is valid until 2022 with an extension option, subject to the provisions of the license, for a further six - year term, and for further more six - year renewal terms . Pelephone is one of the six mobile network operators (MNOs) in the Israeli market, and one of the three largest well - established cellular companies in Israel . The other operators, namely Partner, Cellcom, HOT Mobile, Golan Telecom and Xfone, are its main competition . As at the end of Q 1 2018 , Pelephone held a 24 % market share . Valuation Methodology The valuation of Pelephone’s operations was conducted using the discounted cash flow method (DCF) . Pelephone’s projected cash flows relied, inter alia, on its results in 2015 - 2017 , actual results for Q 1 2018 , unaudited results in Q 1 2018 and Pelephone management’s projections for H 2 2018 and for 2019 - 2022 . We estimated, as best as we could, the probability of realization of different parameters, based on information presented to us and on independent analysis .

Executive Summary Valuation Summary Main Assumptions It was assumed that there will be growth in Pelephone’s subscriber base, mainly in postpaid subscribers, and to a lesser extent - in prepaid subscribers, to c . 3 , 062 K as of the end of 2022 . A gradual growth in ARPU from NIS 57 in H 1 2018 to NIS 61 in 2022 was assumed . A permanent growth rate of 2 . 5 % and a post - tax discount rate of 9 . 97 % were assumed . Valuation Results The enterprise value of Pelphone , based on the assumptions in this valuation, was estimated at c . NIS 3 , 907 M as of June 30 , 2018 . According to information provided by Bezeq, the carrying amount of this segment was c . NIS 2 , 164 M, therefore, there is no need for impairment . Synergy and Network Sharing The valuation does not include potential synergies that may arise from cancellation of the structural separation obligation, because there is a large difference between the enterprise value of the segment and its carrying amount and because they were not assessed as part of the valuation as of December 31 , 2017 . Moreover, if Pelephone enters into a network sharing agreement with another operator, such occurrence may materially affect its value . Since Pelephone’s management does not have concrete plans to enter into such an agreement and in view of the large difference between the enterprise value of the segment and its carrying amount, such a scenario was not taken into account .

Executive Summary Valuation Summary Sensitivity Analyses Sensitivity analysis of the changes in the cellular segment’s enterprise value dependent on the discount rate and permanent growth : Sensitivity analysis of the changes in the cellular segment’s enterprise value dependent on the subscriber base as of the end of 2022 : A change of 50 K in subscribers in 2022 affects the EV by c . NIS 157 M . Sensitivity analysis of the changes in the cellular segment’s enterprise value dependent on the ARPU in 2022 : A change of NIS 1 in the ARPU in 2022 affects Pelephone’s EV by c . NIS 282 million . Note regarding subscriber and ARPU assumptions and analysis The revenue from Pelephone’s prepaid subscribers is not material compared to its total revenue . Pelephone’s management decided to revise the definition of an active subscriber so as not to include IoT subscribers, and to add separate reference for prepaid subscribers, according to which a prepaid subscriber will be categorized as active from the date at which charging is executed, and will be derecognized as active if no outgoing use is made for six months . Discount rate 3,925 7.97% 8.97% 9.97% 10.97% 11.97% Permanent growth 1.5% 4,690 4,008 3,487 3,078 2,749 2.0% 5,053 4,269 3,684 3,231 2,869 2.5% 5,481 4,572 3,907 3,401 3,003 3.0% 5,996 4,925 4,162 3,593 3,152 3.5% 6,626 5,342 4,457 3,810 3,318 EV in NIS M dependent on subscriber base at the end of 2022 2,962 3,012 3,062 3,112 3,162 3,594 3,750 3,907 4,064 4,221 EV dependent on ARPU in 2022 57 59 61 63 65 2,778 3,342 3,907 4,471 5,035

Executive Summary Valuation Summary The change will enter into effect at the beginning of Q 3 2018 and as a result, 426 K prepaid subscribers are expected to be derecognized from Pelephone’s active subscriber listing . The above is expected, at the date of the change, to lead to an increase in ARPU of c . NIS 11 . This change will not affect Pelephone’s revenue and cash flows or the assumptions and results of this valuation . Feasibility test : Comparison to change in Cellcom and Partner’s EV As noted in the analysis in this Report, the entry of a sixth MNO into the cellular market negatively affected price levels and intensified competition, and as a result the value of the cellular companies decreased . Pelephone’s EV was estimated by us at c . NIS 3 , 907 M, a decrease of c . 27 . 7 % compared to our estimation of c . NIS 5 , 403 M in the valuation as of December 31 , 2017 . In the following feasibility test, the above decrease in Pelephone’s EV was compared to the change in Cellcom and Partner’s EV, as derived from market data . Following is a comparison of Cellcom and Partner’s EV as of June 30 , 2018 to December 31 , 2017 : * As can be seen in the table, Cellcom and Partner’s EV declined by c . 19% - 30 % in the six months beginning December 31 , 2017 , similar to the decrease in Pelephone’s EV in this valuation, compared to the valuation as of December 31 , 2017 . ⃰ Source : TASE website and the companies’ financial statements NIS M December 31, 2017 June 30, 2018 % change Cellcom enterprise value 6,223 5,050 (19%) Partner enterprise value 4,616 3,248 (30%)

Executive Summary Valuation Summary Comparison to the Valuation as of December 31 , 2017 The Firm conducted an impairment test of the goodwill of Pelephone and other Bezeq segments as of December 31 , 2017 . Following is a comparison of Pelephone’s current valuation and its key assumptions (this Report) to the valuation as of December 31 , 2017 : As can be seen in the above table, Pelephone’s EV was estimated at c . NIS 3 , 907 M, compared to c . NIS 5 , 403 M as of December 31 , 2017 . The main reason for the decrease is a downward update of long - term ARPU projections due to intensification of competition in the cellular market, which is expressed, inter alia, by the entry of a sixth MNO in April 2018 , and in our estimation, a delay in restoration of equilibrium of the cellular market . Moreover, a certain negative deviation was measured between the actual financial results in H 1 2018 (in annual terms) compared to estimates assumed for this period in the previous valuation . As shown on the previous page, the EV of Cellcom and Partner’s declined similarly to the decline derived in this valuation, in the period from December 31 , 2017 through June 30 , 2018 . Report Enterprise Value (NIS millions) No. of subscribers in 2022 (TY) ARPU in 2022 (TY) Discount rate (post - tax) Permanent growth Impairment test of December 31, 2017 5,403 2,918 70 9.97% 2.5% Impairment test as of June 30, 2018 3,907 3,062 61 9.97% 2.5%

Chapter A - Description of Pelephone's Operations

Chapter A - Description of Pelephone's Operations Description of Pelephone Pelephone Pelephone Communications Ltd . was incorporated in Israel in 1985 . It engages in the provision of cellular communication services and sale and repair of equipment . Pelephone operates under a license from the Ministry of Communications - a general cellular telephony license . The license is valid until 2022 with an extension option, subject to the provisions of the license, for further six - year terms . Pelephone is one of the six mobile network operators (MNOs) on the market and one of the three largest cellular companies in Israel . The other operators, namely Partner, Cellcom, HOT Mobile, Golan Telecom and Xfone, are its main competition . As at of end of Q 1 2018 , Pelephone held a 24 % market share . Pelephone generates its revenue in the following areas : ▪ Basic telephone services - A bundle of services, including voice and related services such as call waiting, follow - me, voicemail, conference calls, etc . ▪ Data services - On 3 G and 4 G networks . ▪ Content services - Pelephone offers its customers content services, such as data storage backup services (Pelephone Cloud), antivirus, cyber protection, TV channels viewing (Super TV) and a music library (Musix) that enables listening to a variety of music on mobile phones and PCs . ▪ Roaming services - Pelephone offers its customers roaming with their personal phones in in over 220 countries . It also provides incoming roaming services to inbound customers of foreign operators, staying in Israel . ▪ Sale of equipment - Pelephone offers different types of mobile phones, hands - free devices and related accessories . It also provides its customers with other equipment such as tablets, laptops, modems, speakers, headphones and other electronic products . ▪ Maintenance and repair services - Pelephone offers a repair and extended warranty service for a monthly fee, or for a one - time fee at the time of the repair .

Chapter A - Description of Pelephone's Operations Description of Pelephone Pelephone (cont . ) Following are Pelphone’s main KPIs for 2015 - H 1 2018 : Fig. 1: Pelephone – KPIs 1. The reduction in the number of subscribers in 2016 derived from a derecognition of 499 K CDMA subscribers . In contrast to trends among Cellcom and Partner, Pelephone recruited 124 K subscribers in 2017 and 76 K in H 1 2018 , most of them postpaid subscribers, mainly due to the diversity of distribution channels and sub - brands’ operations, as part of the growth strategy adopted by the management . The growth in subscribers partially compensated for the ARPU erosion, leading to a slowdown in the revenue decline rate . 2. In recent years, ARPU is in a downtrend due to increased competition following the entry of new competitors into the market, who started marketing various cellular communications bundles at low prices as part of market penetration measures . Entry into the market of We, the sixth MNO in Israel, intensified the level of competition, leading to a decline in bundle prices among existing operators . Note 2015 2016 2017 H1 2018 No. of subscribers (K) 1 2,651 2,402 2,525 2,601 % change (9.4%) 5.2% 3.0% ARPU 2 64 63 61 57 % change (1.7%) (4.4%) (6.2%)

Chapter B – The Israeli Telecommunications Market

Chapter B – The Israeli Telecommunications Market Telecommunications market in Israel General The telecommunications market is divided into six main sub - markets : 1. Cellular telephony 2. Fixed - line telephony (including VOB/VOIP) 3. Multichannel television (satellite/cable/IPTV) 4. Internet service provider services (ISP) 5. International services (ILD) 6. Broadband infrastructure (ADSL/cable/fiber) The global telecom market in general and the Israeli market in particular, are characterized by rapid development and frequent changes in technological and regulatory aspects . When in the past competition in the telecom market was concentrated between independent communications providers in each operating segment separately, in recent years, there is a trend of merging into telecom groups that operate in several segments simultaneously, utilizing business synergies, subject to regulatory restrictions . Recent regulatory changes in the cellular segment enabled the entry of additional and relatively small participants, such as virtual operators and MNOs . Moreover, technological and strategic changes in the television segment enabled the entry of IPTV operators and streaming services . Currently, the four major telecommunications groups - Bezeq, HOT, Cellcom and Partner, operate in all segments : In 2016 , the telecom market’s aggregated revenue amounted to NIS 20 . 2 billion, a decrease of 5 . 5 % compared to 2015 , mainly due to competition and reductions in price levels in some segments . Bezeq Cellcom Partner HOT Fixed - line telephony Yes Yes Yes Yes Internet services Yes (Bezeq + Bezeq International) Yes Yes Yes (HOT Telecom + HOTnet Televisio n Yes Yes Yes Yes ILD Yes (Bezeq International) Yes (Netvision) Yes (012 Smile) Yes Mobile Yes (Pelephone) Yes Yes Yes (HOT Mobile)

Chapter B – The Israeli Telecommunications Market Telecommunications market in Israel Fig. 2 : Distribution of Revenue in the Telecommunications Sector - 2016 1 Main Telecom Companies Bezeq Group Bezeq Group is active in all market segments . It was declared a monopoly in its main areas of operation by the Antitrust Authority . 1. Source : Public information published by the Ministry of Communications Bezeq Group is subject to several regulatory restrictions in terms of collaborations between the Group’s companies, including the structural separation obligation . HOT As with Bezeq, HOT is also active in all segments, whereas the structural separation obligation applies to it in its cellular and ISP segments . As opposed to Bezeq, the obligation of services unbundling applies only between the cellular and ISP services and the other services . Therefore, it can offer a triple bundle that includes telephony, internet infrastructure and TV services . Cellcom Cellcom offers its customers cellular services, fixed - line telephony, ILD, ISP and related services, and OTT TV services . As of the valuation date, Cellcom also offers a Quarttro bundle that includes television, fixed - line telephony, cellular and internet . In August 2018 , Cellcom signed a memorandum of understanding with IBC (a fiber venture) for Cellcom to invest in IBC . Fixed - line telephony, 17% Internet infrastructure, 11% Television, 18% ILD, 4 % Cellular, 42% ISP, 8%

Chapter B – The Israeli Telecommunications Market Telecommunications market in Israel – Cellular Partner Partner offers cellular services, fixed - line telephony, international telephone services, ISP and related services . In June 2017 , Partner started offering OTT TV, thereby becoming the fourth telecom group to operate in all segments . It is also independently deploying optical fibers nationwide . According to its announcements, Partner has reached deployment of 170 K households . Cellular Market - General Cellular communications operates through two main elements - mobile phones and fixed broadcasting facilities . Mobile phones transmit radio waves to antenna installations of broadcasting facilities . The cellular technologies used in Israel nowadays are known as GSM ( 2 G), UMTS ( 3 G) and LTE ( 4 G) . Currently, there is a trend of lateral adoption of 4 G technology, due to increasing demand for data by consumers . Until 2012 , four MNOs operated in the cellular market : Pelephone , Cellcom , Partner and Mirs (now HOT Mobile) . As opposed to the first three operators, until 2012 Mirs ’ technology was based on an Integrated Digital Enhanced Network (IDEN), which was used mainly by public entities such as the IDF and several companies that had a need for that service . As part of regulatory measures taken by the MoC to intensify competition in the cellular market, since 2012 new operators have entered the market : 1. MNOs : Golan Telecom, HOT Mobile, and We ( Xfone ), which was launched in April 2018 . 2. MVNOs : Operators such as Rami Levy Communications, Telser , U - Phone, Home Cellular, etc . Many of the MVNOs were acquired by the MNOs . Entry of new operators led to an increase in churn rates of veteran companies and an ongoing price war, which combined resulted in erosion of profits of veteran operators .

Chapter B – The Israeli Telecommunications Market

Telecommunications market in Israel – Cellular

Fig. 3: Revenue in the cellular market 2007-2016 [2]



15,512
15,946
16,290
17,047
16,468
13,332
10,912
10,512
9,621
8,427
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

The revenue in the celluar market has declined from a peak level of NIS 17 billion in 2010 to NIS 8.5 billion in 2016, despite the continuous increase subscribers.

Business Environment and Competition

In 2011, the MoC held a frequencies tender aimed at adding two new operators to the industry. In April 2011, HOT Mobile and Golan Telecom were announced as winners. The new operators signed domestic roaming agreements with veteran operators as an interim solution until deployment completion of their independent network. As part of market penetration measures, new operators offer bundles that include data, calls and SMS at a fixed monthly price (unlimited bundles). Opening the market to competition led to decreased prices and increased customer portability, resulting in ongoing erosion in veteran operators' results.

In April 2018, Xfone launched its operations as an MNO under the We brand, intensifying competition in the market and evoking a response among the existing operators of further price reductions.

During the cellular market reform, virtual operators (MVNOs) were also added, whose impact was less substantial.

2. *Source: Public reports of the MoC regarding revenue in the cellular market*

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Chapter B – The Israeli Telecommunications Market Telecommunications market in Israel – Cellular Subscribers and ARPU Fig. 4: MNO Subscribers 3 As can be seen in the above chart, veteran operators have lost subscribers since the reforms, when Cellcom and Partner have absorbed most of the decrease . In 2017 , the downtrend was substantially halted in Pelephone , due to the growth strategy which it is implementing . Between the beginning of 2017 and the end of the first quarter of 2018 , Pelephone recruited 144 K subscribers . 3. Source : the companies’ financial statements The loss of subscribers in Cellcom was halted from the beginning of 2017 , although not significantly – 21 K subscribers were added between the beginning of 2017 and the end of Q 1 2018 . Partner continues to lose subscribers at a moderate rate - from the beginning of 2017 through the end of Q 1 2018 , it lost 19 K subscribers . HOT Mobile and Golan Telecom recruited subscribers at a rapid rate since the reform, when in the last three years HOT Mobile is continuing positive recruitment (with a certain slowdown in Q 1 2018 ) and Golan Telecom’s subscriber Base is stagnant . Fig. 5: ARPU of MNOs 4 4. Source : The companies’ financial statements 0 500 1000 1500 2000 2500 3000 3500 2011 2012 2013 2014 2015 2016 2017 Q1 2018 Pelephone Cellcom Partner Golan T Hot Mobile 40 50 60 70 80 90 100 110 120 2011 2012 2013 2014 2015 2016 2017 Q1 2018 Pelephone Cellcom Partner Golan T Hot Mobile

Chapter B – The Israeli Telecommunications Market

Telecommunications market in Israel – Cellular

As can be seen in fig. 5, the operators ARPU is in continuous erosion. Among the veteran operators, the ARPU has eroded by c. 50%, from a level of c. NIS 106-111 in 2011 to a level of c. NIS 58-62 in 2017. In the last two years, the erosion rate slowed among all operators. In Q1 2018, ARPU erosion continued moderately (except in Cellcom where it rose slightly).

Fig. 6: Churn rates [5]



0.5
0.45
0.4
0.35
0.3
0.25
0.2
2011
2012
2013
2014
2015
2016
2017
Pelephone
Cellcom
Partner
Golan T
Hot Mobile

5. *Source: The companies' financial statements*

As can be seen in the above chart, the churn rate of the MNOs increased with the opening of the market to competition.

Recent developments

Network sharing

In view of the competition and ARPU erosion, certain entities in the market entered into network sharing agreements - joint cellular network maintenance and development, in order to save costs. Following is an overview of the existing agreements as of the valuation date.

- HOT Mobile – Partner: In November 2013, Partner and HOT Mobile announced the signing of an agreement to establish a partnership to maintain, develop and operate a single advanced cellular network for both companies, when which will hold half of the rights thereof. According to the announcement, each of the parties will continue to hold and operate their core network separately and will provide cellular communication services to their customers only. In April 2015, both companies announced that the MoC approved the agreement.

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Chapter B – The Israeli Telecommunications Market Telecommunications market in Israel – Cellular ▪ Golan Telecom – Cellcom : On January 3 , 2017 , a collaboration between Cellcom and Golan Telecom was announced, with an aim of joint development of networks and technologies . In March 2017 , the Antitrust Commissioner and MoC approved the agreement . ▪ Xfone - Cellcom : In July 2016 , Cellcom signed an agreement with 018 Xfone Ltd for a sharing of Cellcom’s 4 G network and the provision of hosting services on the 2 G and 3 G networks . On March 20 , 2017 , the MoC approved the agreement . Golan Telecom - Electra Transaction On January 3 , 2017 , Electra Consumer Products Ltd . (“Electra”) reported the acquisition of 100 % of Golan Telecom’s shares for a consideration of NIS 350 M . On April 5 , 2017 , following approval of the transaction by the Antitrust Commission and the MoC , the transaction was completed . Elimination of purchase tax on cellular phones In April 2017 , the Finance Minister announced an economic plan that includes, inter alia, the elimination of import duties and purchase taxes . As part of this plan, the Finance Ministry decided to abolish the purchase tax on imported cellular devices of 15% . Entry of Xfone into the market In January 2018 , Xfone announced the launching of its operations as an MNO under the We brand . In practice, the operations were launched in April 2018 . The impact of We on the cellular market was felt mainly in the response of other players, which was expressed in a certain price erosion of bundles and an data volumes offered as part of the bundles . We does sell equipment . We estimate that its operations are not profitable and will continue do be so at the price level which it offers and therefore we believe that changes are expected in the medium to long term, which will tame competition on its part .

Chapter B – The Israeli Telecommunications Market Telecommunications market in Israel – Cellular Fig. 7 : Services EBITDA rates in select countries for Q 1 2018 6 Fig. 8 : Average EBITDA rate of veteran operators in Israel 7 Fig . 7 shows that the EBITDA rate from services is higher in most developed countries than in Israel, due to the fierce competition in the Israeli market in recent years . Fig . 8 shows that the average EBITDA rate of the veteran operators declined between 2010 and 2017 . The above data does not take into account the impact of IFRS 15 (adopted by the companies in 2017 ), which positively impacted EBITDA figures . Net of the effect of these standards, there would have been an even greater decrease in EBITDA . 6. Source: Merrill Lynch Global Wireless Matrix Q1 2018 7. Source: Financial statements of Bezeq, Cellcom and Partner 48% 48% 47% 47% 44% 43% 41% 40% 40% 39% 38% 35% 31% 30% 29% 0 0.1 0.2 0.3 0.4 0.5 0.6 38% 33% 30% 27% 29% 21% 23% 23% 18% 0% 5% 10% 15% 20% 25% 30% 35% 40% 2010 2011 2012 2013 2014 2015 2016 2017 Q1 2018

Chapter B – The Israeli Telecommunications Market Telecommunications Market in Israel – Cellular Fig. 9 : HHI in Select Countries, Q 1 2018 8 The Herfindahl - Hirschman Index is a market concentration measure and the accepted indicator of the market concentration in a sector . As shown in the above chart, the market concentration in Israel is relatively low according to this index, although there are more competitive countries . 8. Source : Merrill Lynch Global Wireless Matrix Q 1 2018 Cellular Market – Conclusion The cellular market is highly competitive in recent years . This competition lead to a decline in revenue and to higher churn and portability rates than what was prevalent before the reforms . Although erosion is more moderate in recent years due to a decrease in consumer sensitivity to further price reductions and following the acquisition of Golan Telecom by Electra, the launch of We, which led to intensification of competition in the market, may lead to a delay of restoration of market equilibrium . In our estimation and the estimation of professionals in this market, the current ARPU levels are not economically feasible and it is reasonable to assume that in the coming years there will be multiple moderate increases or a few sharp increases in bundle prices . - 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 5,500

Chapter C - Analysis of Financial Statements

Chapter C - Analysis of Financial Statements Balance Sheet Balance sheet analysis Total assets increased in June 30 , 2018 compared with December 31 , 2017 , mainly due to the formation of Pelephone’s right of use asset for its leases . This change is due to early adoption of IFRS 16 . As a mirror image of this asset, short and long term liabilities representing the current and non - current lease payments were recorded . The assets of the operation (excluding right of use assets) continued to decrease in H 1 2018 , mainly due to a decrease in revenue . Pelephone’s balance sheet for December 31 , 2015 - 2017 (audited data) and June 30 , 2018 (draft financial statements) are presented below : NIS M December 31, 2015 December 31 , 2016 December 31, 2017 June 30, 2018 Assets Audited Audited Audited Unaudited Current assets 1,420 1,275 1,128 931 Non - current assets 1,854 2,019 2,142 3,171 Total assets 3,274 3,294 3,271 4,102 Liabilities + Equity Current liabilities 448 465 442 655 Non - current liabilities 70 104 94 741 Equity 2,756 2,725 2,735 2,706 Liabilities + Equity 3,274 3,294 3,271 4,102

Chapter C - Analysis of Financial Statements

P&L Statements

Pelephone's P&L statements for 2015-2017 (audited data) and for H1 2018 (draft financial statements) are presented below:

NIS M	2015	2016	2017	H1 2018A
	Audited	Audited	Audited	Unaudited
Service revenues	1,999	1,819	1,782	869
Change YOY		(9.0%)	(2.0%)	
Revenues from sales of equipment	891	812	763	352
Change YOY		(8.9%)	(5.9%)	
Total Revenues	**2,890**	**2,630**	**2,545**	**1,221**
Change YOY		**(9.0%)**	**(3.2%)**	
Payroll	381	378	384	195
% of revenue	13.2%	14.4%	15.1%	16.0%
General and operating expenses	1,928	1,839	1,706	704
% of revenue	66.7%	69.9%	67.0%	57.7%
D&A	418	380	383	317
% of revenue	14.5%	14.5%	15.1%	26.0%
Total operating expenses	**2,728**	**2,597**	**2,474**	**1,217**
% of revenue	**94.4%**	**98.7%**	**97.2%**	**99.7%**
Other operating expenses	5	1	0	(0)
Operating profit	**157**	**32**	**72**	**4**
% of revenue	**5.4%**	**1.2%**	**2.8%**	**0.3%**
D&A	418	380	383	317
EBITDA	**576**	**412**	**455**	**321**
% of revenue	**19.9%**	**15.7%**	**17.9%**	**26.3%**
Net of the effect of IFRS 16 Standard:				
- Lease payments	-	-	-	(125)
Adjusted EBITDA (net of the effect of IFRS 16)	**576**	**412**	**455**	**196**
% of revenue	**19.9%**	**15.7%**	**17.9%**	**16.1%**
CAPEX	426	241	308	159
% of revenue	14.7%	9.2%	12.1%	13.0%
Adjusted EBITDA minus CAPEX	**150**	**171**	**146**	**37**
% of revenue	**5.2%**	**6.5%**	**5.8%**	**3.0%**

Analysis[10]

Revenue

- Revenues from services: Revenues from services continued to decline in H1 2018, mainly due to further ARPU erosion, inter alia, because of intensification of competition in the market following the entry of a sixth operator. In annual terms, the revenue from services decreased by NIS 44M or 2.5%.
- Revenues from equipment sales: The revenue from equipment sales decreased in the H1 2018 by 7.8% (annual rate), mainly due to the cancellation of purchase taxes on imported cellular phones and a decline in quantities sold.

In summary, revenue figures in H1 2018 represent a continuation of the downtrend, although at a lower rate than in the past.

10. Figures presented up to the EBITDA item are based on Pelephone's reporting method. At the beginning of 2018, Pelephone adopted the IFRS 16 standard in its financial statements. The above analysis of the P&L statement, the following analysis of future cash flows in the valuation chapter, and the carrying amount are net of the effect of this standard, expressed in adjusted EBITDA and cash flow figures.

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Chapter C - Analysis of Financial Statements Profit and Loss Costs, EBITDA (adjusted), CAPEX, and operating cash flows Pelephone’s expenses did not change materially in H 1 2018 compared to 2017 . The adjusted EBITDA margin eroded in H 1 2018 by 1 . 8 % compared to the margin in 2017 . Operating profit stood at c . NIS 4 million . In terms of operating cash flows (before changes in working capital and tax expenses) there was an erosion as expressed in the adjusted EBITDA minus CAPEX when the rate declined by c . in H 1 2018 compared to , mainly due to the decline in revenues In conclusion, in H 1 2018 Pelephone’s profits eroded to minimal levels, mainly due to heightened competition . The results are not materially different from Pelephone’s budget for that period .

Chapter D - Valuation

Chapter D - Valuation Valuation Methodology General The valuation of Pelephone was conducted using the discounted cash flow method (DCF) . The unlevered DCF is the accepted method in finance for evaluating a “going concern” . In the DCF method, the enterprise value is the current value of future unlevered free cash flows projected in the forecast period, whereas the “terminal value” reflects the current value of the future cash flows from the end of the projection period to infinity . The basic principle assumed in the analysis is that the operation is an active and “going concern”, which will operate infinitely and hence, the objective is to reach the current value of the projected cash flows to infinity . The basis for evaluation using this method is analysis and assessment of the ability of the business to generate cash flows and increase future profits . These cash flows are discounted at an appropriate discount rate . The DCF analysis is appropriate and reasonable as long as the basic assumptions on which it is based are correct, relatively accurate and reflect future expectations on a high probability level . Moreover, the analysis is sensitive to selection of appropriate discount rates, i . e . , the analysis, the model and the results are as “good” and “correct” as the assumptions on which the model relies . Pelephone’s projected cash flows relied, inter alia, on its results in 2015 - 2017 , actual results in Q 1 2018 , unaudited results in Q 2 2018 and Pelephone management’s forecast for H 2 2018 and 2019 - 2022 . Prometheus estimated, to the best of its ability, the probability of the realization of different parameters, based on information presented to us by Bezeq and Pelephone and on independent analysis . We note that the value presented in this Report is value - in - use .

Chapter D - Valuation Main Assumptions General The revenue from Pelephone’s prepaid subscribers is not material compared to its total revenue . Pelephone’s management decided to revise the definition of an active subscriber so as not to include IoT subscribers, and to add separate reference for prepaid subscribers, according to which a prepaid subscriber will be categorized as active from the date at which charging is executed, and will be derecognized as active if no outgoing use is made for six months . The change will enter into effect at the beginning of Q 3 2018 and as a result, 426 K prepaid subscribers are expected to be derecognized from Pelephone’s active subscriber listing . The above is expected, at the date of the change, to lead to an increase in ARPU of c . NIS 11 . This change will not affect Pelephone’s revenue and cash flows or the assumptions and results of this valuation . Revenue Revenues from services Subscribers The veteran cellular operators are experiencing a decline in subscribers . In contrast, Pelephone has achieved growth in its subscriber base in recent years, mainly due to successful implementation of a growth strategy that includes, inter alia, expansion and diversification of distribution channels . In H 1 2018 , Pelephone recruited 76 K subscribers, mostly postpaid . In H 2 2018 and in 2019 - 2022 , a cumulative positive recruitment of c . 462 K subscribers, mostly postpaid, was assumed . The total subscriber base will grow from c . 2 , 601 K subscribers at the end of H 1 2018 to c . 3 , 062 K subscribers at the end of 2022 . ARPU Current price levels are not profitable for all market participants already at the operating profit level and are not sustainable in the long term . The number of operators in the Israeli cellular market

Chapter D - Valuation Main Assumptions Is relatively high for a market of its size . We find it reasonable that in the long term, prices will increase to an economically feasible and sustainable level . It was assumed that due to the market competition, ARPU erosion will continue in H 2 2018 and in 2019 . Between 2020 and 2022 , a gradual increase in ARPU was assumed, up to a level of NIS 61 (similar to ARPU levels in 2017 ) . This increase represents an erosion in prices in real terms . Projected KPIs Revenues from equipment sales It was assumed that the revenue from sales of equipment will stand at c . NIS 753 M per annum in forecast years . The reason for the stability assumed for revenue from equipment sales is continued implementation the Pelephone’s distribution channel expansion strategy . Combining the above assumptions, Pelephone’s total revenues will grow from c . NIS 2 , 513 M in 2018 to c . NIS 2 , 951 M in 2022 . Year H1 2018 H2 2018 2019E 2020E 2021E 2022E Total subscribers, end of period 2,601 2,692 2,817 2,917 2,992 3,062 % change 4.6% 3.5% 2.6% 2.3% ARPU 57 56 54 55 57 61 NIS M H1 2018A H2 2018E 2018E 2019E 2020E 2021E 2022E Service revenues 869 891 1,760 1,801 1,908 2,039 2,198 Revenues from sales of equipment 352 401 753 753 753 753 753 Total revenues 1,221 1,292 2,513 2,554 2,661 2,792 2,951

Chapter D - Valuation

Main Assumptions

Expenses

Following is a table illustrating our assumptions for Pelephone's operating expenses in the second half of 2018 and in 2019-2022. *

NIS M	H1 2018A	H2 2018E	2018E	2019E	2020E	2021E	2022E
Payroll	(195)	(195)	(390)	(388)	(388)	(388)	(388)
% of revenue	16.0%	15.1%	15.5%	15.2%	14.6%	13.9%	13.2%
Operating expenses	(704)	(761)	(1,466)	(1,472)	(1,489)	(1,496)	(1,480)
% of revenue	57.7%	58.9%	58.3%	57.6%	55.9%	53.6%	50.2%
Lease payments	(125)	(122)	(247)	(237)	(246)	(247)	(247)
% of revenue	10.3%	9.4%	9.8%	9.3%	9.3%	8.8%	8.4%
Total operating expenses (excl. D&A)	**(1,025)**	**(1,078)**	**(2,103)**	**(2,098)**	**(2,123)**	**(2,131)**	**(2,115)**
% of revenue	83.9%	83.5%	83.7%	82.1%	79.8%	76.3%	71.7%
Other operating expenses	0	-	0	-	-	-	-

Payroll expenses: Pelephone is implementing continuous reduction in the number of positions due to digitization of customer service and voluntary retirements programs. It was assumed that the reduction in the number of positions in forecast years will be offset by a yearly 3% wage increase, so that the payroll expense level will remain at c. NIS 388M from 2019 onwards. Pelephone management assumed higher streamlining in its projections.

Operating expenses: A certain reduction in operating expenses was assumed due to reduced projected costs in sites rental, and switching to digital service processes, based on Pelephone management's estimation. We find this reduction reasonable when comparing to historical results. It was assumed that interconnect expenses will increase simultaneously with the projected growth in the subscriber base.

* It should be noted that the above expenses include lease payments, which due to an early adoption of the IFRS 16 are presented differently in Pelephone's reports since the beginning of 2018. The adjustment made in order to present proforma figures is presented within the "Lease payments" section.

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Chapter D - Valuation Main Assumptions EBITDA (adjusted) Combining the above assumptions regarding revenues and expenses, it was assumed that adjusted EBITDA will grow from c . NIS 410 M in 2018 ( 16 . 3 % of revenues) to c . NIS 836 M in 2022 ( 28 . 3 % of revenue) . We note that EBITDA figures presented below are calculated differently than Pelephone’s figures since we eliminated the affect of IFRS 16 (which the Company and Pelephone applied since the beginning of 2018 in their reporting) . Tax expenses A corporate tax rate of 23 % was assumed, based on the current statutory tax rate in Israel . CAPEX The CAPEX in the projection is based on Pelephone management’s assumptions . In the terminal year, a CAPEX - to - revenues ratio of 13 % was assumed, similar to levels in 2022 . Working capital It was assumed that the working capital deficit - to - revenues ratio will be in between 2% - 3% , similar to historical levels . NIS million H1 2018A H2 2018E 2018E 2019E 2020E 2021E 2022E Adjusted EBITDA 196 214 410 457 538 661 836 % of revenue 16.1% 16.5% 16.3% 17.9% 20.2% 23.7% 28.3%

Chapter D - Valuation Main Assumptions Discount rate The discount rate used in this valuation stood at c . 9 . 97 % and is based on the calculation of the discount rate used for the valuation conducted by us as of December 31 , 2017 , based on the CAPM model . The reason for the lack of change is that in our opinion the risk within the cellular market and Pelephone’s specific risk did not decrease, whereas the calculation based on the CAPM model for June 30 , 2018 shows a decrease in the discount rate . Permanent growth The cellular market is characterized by excess growth of c . 3 % per annum in terms of subscribers . Since it is assumed that prices are expected to increase in the long term, combined with a natural increase in the number of subscribers and development of new revenue channels, such Internet of Things (loT), it was assumed that the permanent growth will be c . 2 . 5% , similar to the growth rate assumed in the valuation as of December 31 , 2017 .

Chapter D - Valuation

Projected Cash Flows

NIS M	H1 2018A	H2 2018E	2018E	2019E	2020E	2021E	2022E	TY
Service revenues	869	891	1,760	1,801	1,908	2,039	2,198	
Revenues from sales of equipment	352	401	753	753	753	753	753	
Total revenues	**1,221**	**1,292**	**2,513**	**2,554**	**2,661**	**2,792**	**2,951**	**3,025**
% change yoy			(1.3%)	1.6%	4.2%	4.9%	5.7%	2.5%
Payroll expenses	(195)	(195)	(390)	(388)	(388)	(388)	(388)	
% of revenues	16.0%	15.1%	15.5%	15.2%	14.6%	13.9%	13.2%	
Operating expenses	(704)	(761)	(1,466)	(1,472)	(1,489)	(1,496)	(1,480)	
% of revenues	57.7%	58.9%	58.3%	57.6%	55.9%	53.6%	50.2%	
Payments for leases	(125)	(122)	(247)	(237)	(246)	(247)	(247)	
% of revenues	10.3%	9.4%	9.8%	9.3%	9.3%	8.8%	8.4%	
Total operating expenses (excl. D&A)	**(1,025)**	**(1,078)**	**(2,103)**	**(2,098)**	**(2,123)**	**(2,131)**	**(2,115)**	
% of revenues	83.9%	83.5%	83.7%	82.1%	79.8%	76.3%	71.7%	
Other operating expenses	0	-	0	-	-	-	-	
Adjusted EBITDA	**196**	**214**	**410**	**457**	**538**	**661**	**836**	**857**
% of revenues	16.1%	16.5%	16.3%	17.9%	20.2%	23.7%	28.3%	28.3%
D&A	(198)	(203)	(401)	(390)	(382)	(377)	(381)	(393)
Adjusted operating profit	**(2)**	**11**	**9**	**67**	**155**	**284**	**455**	**463**
% of revenues	(0.2%)	0.8%	0.3%	2.6%	5.8%	10.2%	15.4%	15.5%
Tax expenses		(2)		(15)	(36)	(65)	(105)	(107)
Tax rate		23.0%		23.0%	23.0%	23.0%	23.0%	23.0%
CAPEX	(159)	(153)	(312)	(427)	(363)	(369)	(379)	(393)
% of revenues	(13.0%)	(11.8%)	(12.4%)	(16.7%)	(13.6%)	(13.2%)	(12.8%)	(13%)
Positive (negative) cash flows from changes in working capital		11		4	0	0	0	2
Cash flows		**70**		**19**	**139**	**226**	**353**	**359**
Discount period		0.25		1.00	2.00	3.00	4.00	4.00
Discounted cash flows		**68**		**17**	**115**	**170**	**241**	**3,279**

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Chapter D - Valuation Valuation Results Valuation Summary The enterprise value of Pelphone , based on the assumptions in this valuation, was estimated at c . NIS 3 , 907 M as of June 30 , 2018 . According to information provided by Bezeq , the carrying amount of this segment was c . NIS 2 , 164 M, therefore, there is no need for impairment . Synergy and Network Sharing The valuation does not include potential synergies that may arise from cancellation of the structural separation obligation, because there is a large difference between the enterprise value of the segment and its carrying amount and because they were not assessed as part of the valuation as of December 31 , 2017 . Moreover, if Pelephone enters into a network sharing agreement with another operator, such occurrence may materially affect its value . Since Pelephone’s management does not have concrete plans to enter into such an agreement and in view of the large difference between the enterprise value of the segment and its carrying amount, such a scenario was not taken into account . Valuation Results NIS M Value of discounted cash flows in forecast years 611 Value of discounted cash flow in the TY 3,279 Value of remaining D&A – TY 16 Enterprise value 3,907

Chapter D - Valuation Valuation Results Sensitivity Analyses Sensitivity analysis of the changes in the cellular segment’s enterprise value dependent on the discount rate and permanent growth : Sensitivity analysis of the changes in the cellular segment’s enterprise value dependent on the subscriber base as of the end of 2022 : A change of 50 K in subscribers in 2022 affects the EV by c . NIS 157 M . Sensitivity analysis of the changes in the cellular segment’s enterprise value dependent on the ARPU in 2022 : A change of NIS 1 in the ARPU in 2022 affects Pelephone’s EV by c . NIS 282 million . Discount rate 3,925 7.97% 8.97% 9.97% 10.97% 11.97% Permanent growth 1.5% 4,690 4,008 3,487 3,078 2,749 2.0% 5,053 4,269 3,684 3,231 2,869 2.5% 5,481 4,572 3,907 3,401 3,003 3.0% 5,996 4,925 4,162 3,593 3,152 3.5% 6,626 5,342 4,457 3,810 3,318 EV in NIS M dependent on subscriber base at the end of 2022 2,962 3,012 3,062 3,112 3,162 3,594 3,750 3,907 4,064 4,221 EV dependent on ARPU in 2022 57 59 61 63 65 2,778 3,342 3,907 4,471 5,035

Chapter D - Valuation Valuation Results Feasibility test : Comparison to change in Cellcom and Partner’s EV As noted in the analysis in this Report, the entry of a sixth MNO into the cellular market negatively affected price levels and intensified competition, and as a result the value of the cellular companies decreased . Pelephone’s EV was estimated by us at c . NIS 3 , 907 M, a decrease of c . 27 . 7 % compared to our estimation of c . NIS 5 , 403 M in the valuation as of December 31 , 2017 . In the following feasibility test, the above decrease in Pelephone’s EV was compared to the change in Cellcom and Partner’s EV, as derived from market data . Following is a comparison of Cellcom and Partner’s EV as of June 30 , 2018 to December 31 , 2017 : * ⃰ Source : TASE website and the companies’ financial statements As can be seen in the table, Cellcom and Partner’s EV declined by c . 19% - 30 % in the six months beginning December 31 , 2017 , similar to the decrease in Pelephone’s EV in this valuation, compared to the valuation as of December 31 , 2017 . NIS M December 31, 2017 June 30, 2018 % change Cellcom enterprise value 6,223 5,050 (19%) Partner enterprise value 4,616 3,248 (30%)

Appendices

Appendix A

WACC

Discount Rate Calculation

Marking	Parameter	Value	Remarks
D/V	Debt to Asset Value	26%	Based on the median of the comparable companies
E/V	Equity to Asset Value	74%	(D/V) = 1 - (E/V)
D/E	Debt to Equity	35%	(E/V)/(D/V) = (D/V)
βUL	Comparables' Unlevered Beta	0.75	To assess Pelephone's beta, we chose a group of similar companies. According to our examination, there are no traded companies that are identical to Pelephone. Therefore, we chose companies who are similar to Pelephone, but are different from each other, to create a mix that better expresses its characteristics. The beta is calculated on a weekly basis for a five year period.
Tax	Valued Company Long Term Tax Rate	23.0%	The corporate tax rate in Israel
βL	Valued Company's Levered Beta	0.95	βL= βUL*{1+(1-Tax)*(D/E)}
Rf	Risk Free Interest	3.0%	Nominal yield to maturity of Israeli government bonds for a period of 15 years as of June 30, 2018
MRP	Market Premium	5.9%	Israeli market premium, based on Damodaran's data as of January 2018
SRP	Specific Risk Premium	3.5%	Size premium for medium sized companies based on Duff and Phelps' data for 2018
Re	Cost of Equity	12.03%	RE = Rf + βL * MRP + SRP
Rd	The Company's Cost of Debt	4.6%	Pelphone's cost of debt was calculated by comparing the yield to maturity on Bezeq's traded bond (series 9) vs. the yield to maturity on Israeli government bonds for the same duration. This difference was then adjusted for a period of 15 years
WACC	**Weighted Average Cost of Capital**	**9.81%**	**WACC = Re *(E/V) + Rd*(D/V)*(1-TAX)**

The above table shows the calculation of the discount rate of Pelephone as of June 30, 2018, based on the CAPM model. Since in our estimation, the risk in the cellular market and the specific risk to Pelephone did not decrease, a discount rate of 9.97% was used, the same as used in our valuation as of December 31, 2017.

Comparables – additional information

Company	Unlevered Beta	D/V
Partner	0.76	29%
Cellcom	0.54	53%
Telenor	0.82	18%
O2	0.73	17%
US Cellular Corp	0.78	26%
Orange Belgium	0.68	26%
Median	**0.75**	**26%**

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Appendix B Carrying Amount Carrying Amount Following is the carrying amount of the assessed operations, as provided to us by Bezeq . ⃰ Pelephone’s net operating assets do not include trade receivables for equipment sales in installments, which are presented in current value Section Value (NIS M) Operating assets, net * 2,424 Operating liabilities (1,287) Excess cost - Pelephone’s goodwill recorded in Bezeq’s books 1,027 Total carrying amount of Pelephone in Bezeq’s books 2,164

Appendix C

Projected Cash Flows (Pre-tax)

Projected Pre-Tax Cash Flows

Projected pre-tax cash flows of Pelephone. The pre-tax discount rate stood at c. 11.91%.

NIS M	H1 2018A	H2 2018E	2018E	2019E	2020E	2021E	2022E	TY
Service revenues	869	891	1,760	1,801	1,908	2,039	2,198	
Revenues from sales of equipment	352	401	753	753	753	753	753	
Total revenues	**1,221**	**1,292**	**2,513**	**2,554**	**2,661**	**2,792**	**2,951**	**3,025**
% change yoy			(1.3%)	1.6%	4.2%	4.9%	5.7%	2.5%
Payroll expenses	(195)	(195)	(390)	(388)	(388)	(388)	(388)	
% of revenues	16.0%	15.1%	15.5%	15.2%	14.6%	13.9%	13.2%	
Operating expenses	(704)	(761)	(1,466)	(1,472)	(1,489)	(1,496)	(1,480)	
% of revenues	57.7%	58.9%	58.3%	57.6%	55.9%	53.6%	50.2%	
Payments for leases	(125)	(122)	(247)	(237)	(246)	(247)	(247)	
% of revenues	10.3%	9.4%	9.8%	9.3%	9.3%	8.8%	8.4%	
Total operating expenses (excl. D&A)	**(1,025)**	**(1,078)**	**(2,103)**	**(2,098)**	**(2,123)**	**(2,131)**	**(2,115)**	
% of revenues	83.9%	83.5%	83.7%	82.1%	79.8%	76.3%	71.7%	
Other operating expenses	0	-	0	-	-	-	-	
Adjusted EBITDA	**196**	**214**	**410**	**457**	**538**	**661**	**836**	**857**
% of revenues	16.1%	16.5%	16.3%	17.9%	20.2%	23.7%	28.3%	28.3%
D&A	(198)	(203)	(401)	(390)	(382)	(377)	(381)	(393)
Adjusted operating profit	**(2)**	**11**	**9**	**67**	**155**	**284**	**455**	**463**
% of revenues	(0.2%)	0.8%	0.3%	2.6%	5.8%	10.2%	15.4%	15%
CAPEX	(159)	(153)	(312)	(427)	(363)	(369)	(379)	(393)
% of revenues	(13.0%)	(11.8%)	(12.4%)	(16.7%)	(13.6%)	(13.2%)	(12.8%)	(13%)
Positive (negative) cash flows from changes in working capital		11		4	0	0	0	2
Cash flows		**72**		**34**	**175**	**291**	**457**	**465**
Discount period		0.25		1.00	2.00	3.00	4.00	4.00
Discounted cash flows		**70**		**31**	**140**	**208**	**291**	**3,151**

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